Michael J. Willisch +34 91 768 9610 michael.willisch@davispolk.com davispolk.com	Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid

September 5, 2025

Re:	Banco Bilbao Vizcaya Argentaria, S.A.

Amendment No. 4 to Registration Statement on Form F-4

Filed September 5, 2025

File No. 333-281111

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Mr. Shane Callaghan

Mr. Todd Schiffman

Mr. Christian Windsor

Ladies and Gentlemen:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A., a bank organized under the laws of the Kingdom of Spain (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Staff on August 11, 2025 (the “DRS”) contained in the Staff’s letter dated August 25, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has further amended the Company’s Registration Statement on Form F-4 (File No. 333-281111) (the “Registration Statement” and such amendment “Amendment No. 4”) and is filing it together with this response letter. Amendment No. 4 also contains certain additional updates and revisions. The Company is also releasing the DRS for public filing.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 4. The Company is also sending, under separate cover, a marked copy of Amendment No. 4 showing changes to the Registration Statement compared with the DRS. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 4.

DRS submitted August 12, 2025

Regulatory Statement, page 1

1.

We note the summary of the requested relief from Rule 14d-4(d)(2) that has been added to this section. Please revise the description of such requested relief to prominently caution holders of Banco Sabadell shares to not tender their Banco Sabadell shares into the exchange offer if their willingness to tender their Banco Sabadell shares would be affected by a waiver by BBVA of the Minimum Acceptance Condition.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on page 2.

2.

We note the summary of the requested no-action relief with respect to Rule 14d-7 that has been added to this section. Please revise the description of such requested relief to clarify that it also covers “back-end” withdrawal rights under Section 14(d)(5) of the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on page 2.

If the exchange offer is completed, BBVA will be Banco Sabadell’s majority shareholder and its interests may differ from the interests . . . , page 52

3.

Please revise this risk factor to clarify that BBVA will only be Banco Sabadell’s majority shareholder following completion of the exchange offer if BBVA does not waive the Minimum Acceptance Condition.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on page 53.

BBVA’s Reasons for the Proposed Exchange Offer, page 115

4.

We note that BBVA’s board approved the exchange offer on May 8, 2024 and that they considered a variety of factors, including, among others, the material factors in this section. However, we note that one of the material factors, the Council of Ministers’ Authorization with the Autonomy Condition, occurred subsequent to the Board approval. Please advise, with a view toward disclosure, whether the Board reconfirmed or otherwise reconsidered its recommendation and approval of the tender offer after receiving the Council of Ministers’ Autonomy Condition or any other subsequent matters. Please also revise the Summary section on page 30.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 31 and 115.

Estimated Synergies, page 117

5.

Revise this section to clarify whether any significant portion of the estimated €175 [million] operational cost savings may be realized during periods during which BBVA does not have control over Banco Sabadell. Please also discuss any material portions of the estimated cost savings that management believes may depend on other material assumptions in order to be realized.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on page 118. The Company states on pages 12, 43 and 129 of Amendment No. 4 that until the Company controls Banco Sabadell, the Company may not realize any of the synergies it expects to realize following completion of the exchange offer.

Conditions to Completion of the Exchange Offer, page 125

6.

We note the disclosure on page 126 to the effect that BBVA may waive the Minimum Acceptance Condition based on future facts and circumstances, although BBVA does not currently intend to exercise that right. Please revise to specify the factors that BBVA will consider in evaluating whether to waive the Minimum Acceptance Condition. Please also revise the related disclosure on pages 10 and 32 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 10, 33 and 126.

Mandatory Tender Offer, page 128

7.

We note the disclosure on page 128 that “a Mandatory Tender Offer would need to be made at an ‘equitable price’ in cash that may not be lower than the highest price that BBVA, or persons acting in concert therewith, has paid or agreed to pay for Banco Sabadell shares during the 12 months prior to the announcement of such Mandatory Tender Offer.” Please revise this description of a Mandatory Tender Offer to include BBVA’s expected source of funds and clarify whether BBVA expects the ‘equitable price’ offered in a potential Mandatory Tender Offer to deviate from the value of the exchange offer consideration. Please also revise the related disclosure on pages 10 and 41 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 10, 11, 42 and 128.

8.

We note the disclosure on page 128 to the effect that following the Mandatory Tender Offer, Spanish law permits BBVA to purchase an unlimited amount of Banco Sabadell shares in the open market or otherwise without any obligation to make a further tender offer. Please revise to clarify whether BBVA intends to purchase additional Banco Sabadell shares in the open market or otherwise if BBVA does not obtain control of Banco Sabadell following a Mandatory Tender Offer. Please also revise the related disclosure on pages 11 and 42 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 11, 12, 43 and 128.

Acquisition of Control of Banco Sabadell, page 129

9.

We note the disclosure on page 129 that “if the Minimum Acceptance Condition is waived and the exchange offer is completed, whether BBVA controls Banco Sabadell following completion of the exchange offer will depend on the number of Banco Sabadell shares tendered and not withdrawn in the exchange offer and other facts and circumstances existing at such time.” Please revise to specify the “other facts and circumstances” that BBVA believes will impact its ability to control Banco Sabadell following a waiver of the Minimum Acceptance Condition and completion of the exchange offer. Please also revise the related disclosure on pages 11, 42, and 70.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 11, 43, 71, 75 and 129.

10.

See our last comment above. We note the disclosure on page 130 that “BBVA believes it might be possible that with at least 30% of Banco Sabadell’s voting rights BBVA will have control of Banco Sabadell” based on Banco Sabadell’s current shareholder base and a historical analysis of Banco Sabadell’s general shareholder meetings. Please revise to specify the Banco Sabadell decisions and/or corporate actions that BBVA would “control” with at least 30% of Banco Sabadell’s voting rights and to highlight any differences from a majority ownership scenario (i.e., satisfaction of the Minimum Acceptance Condition). Additionally, please revise to include cautionary language regarding the possibility for changes in Banco Sabadell’s shareholder base and participation at Banco Sabadell shareholder meetings following the exchange offer, if completed. Please also revise the related disclosure on page 11 accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 11, 129 and 130.

Spanish Antitrust Authorization, page 131

11.

Reference is made to the final sentence of this section where you state, “BBVA expects the Administrative Appeal to be resolved in a period of between 18 months and two years.” Throughout the prospectus where you reference the Administrative Appeal, please disclose that you expect it to be resolved between 18 months and two years.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 13, 15, 48, 50 and 164.

Plans Regarding the Use or Disposal of Assets of Banco Sabadell and Expected Variations in its Net Financial Debt, page 162

12.

We note the disclosure on page 163 that “BBVA has not made any decision regarding any possible actions in relation to the TSB Sale or regarding the exercise of other actions or alternatives that may be available to BBVA in connection with the TSB Sale, which will be analyzed in due course.” Please revise to specify any “actions or alternatives” that are being contemplated by BBVA in connection with the TSB Sale and the factors that BBVA will consider in evaluating whether to pursue any such “actions or alternatives.” Please also revise the related disclosure on page 165.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 163 and 165.

General

13.

We note the following defined terms that are used throughout the offer to exchange/prospectus: Council of Ministers’ Authorization (page 3), No-merger Period (page 3), Autonomy Condition (page 3), and CNMC Commitments (page 10). Please explain the meaning of each of these defined terms the first time they are used, or direct shareholders to where such explanation is provided.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 4 on pages 3 and 10.

Please do not hesitate to contact me at +34 91 768 9610 or michael.willisch@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

CC without enclosure:	Mr. Javier Álvarez-Cienfuegos
(Banco Bilbao Vizcaya Argentaria, S.A.)

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